Mail Stop 3561

December 3, 2007

Via Fax & U.S. Mail

Mr. Joseph Valenzano
President and Chief Executive Officer
EP Global Communications, Inc.
c/o Exceptional Parent (EP) Magazine
416 Main Street
Johnstown, PA 15901

> **Re: EP Global Communications, Inc.**
> **Form 10-KSB for the year ended December 31, 2006**
> **Filed April 16, 2007**
> **File No. 000-30797**

Dear Mr. Valenzano:

    We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

David R. Humphrey
Branch Chief